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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                             Man Sang Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                 561651-20-9
                                (CUSIP Number)

                                 Cafoong Limited
    21st Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong
                                 (852) 2317-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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1. Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Cafoong Limited
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [        ]
         (b)      [        ]
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3.       SEC Use Only
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4.       Source of Funds

         WC
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

         [        ]
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6.       Citizenship or Place of Organization

         British Virgin Islands
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Number of Shares
Beneficially Owned by
Each Reporting Person
With

 7.      Sole Voting Power:2,750,000 shares of common stock,
         $.001 par value
 8.      Shared Voting Power: - 0 -
 9.      Sole Dispositive Power: 2,750,000 shares of common
         stock, $.001 par value
10.      Shared Dispositive Power: - 0 -
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,750,000 shares of common stock, $.001 par value
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [        ]
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13.      Percent of Class Represented by Amount in Row (11)

         63.9% of the Issuer's common stock, $.001 par value;
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14.      Type of Reporting Person

         CO
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1.       Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons

         Cheng Chung Hing, Ricky
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [        ]
         (b)      [        ]
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3.       SEC Use Only
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4.       Source of Funds

         PF
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)

         [        ]
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6.       Citizenship or Place of Organization

         Hong Kong permanent resident
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Number of Shares
Beneficially Owned by
Each Reporting Person
With

 7.      Sole Voting Power: 2,750,000 shares of common stock,
         $.001 par value;
 8.      Shared Voting Power: - 0 -
 9.      Sole Dispositive Power: 2,750,000 shares of common
         stock, $.001 par value;
10.      Shared Dispositive Power: - 0 -
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,750,000 shares of common stock, $.001 par value
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         [        ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         63.9% of the Issuer's common stock, $.001 par value;
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14.      Type of Reporting Person

         IN
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ITEM 1.  SECURITY AND ISSUER.

The securities to which this Statement on Schedule 13D relates are the shares of common stock, par value $.001 per share ("Common Stock"), of Man Sang Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 21st Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND.

(a), (b), (c) and (f). This Statement on Schedule 13D is being filed by Cafoong Limited, a British Virgin Islands company ("Cafoong") and Mr. Cheng Chung Hing, Ricky. Cafoong and Mr. Cheng Chung Hing, Ricky (together, the "Reporting Persons") are filing the statement jointly, pursuant to the provisions of Rule 13d-(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Cafoong

Cafoong is a British Virgin Islands company whose sole business is to hold shares of Common Stock and Series A Preferred Stock, par value $.001 per share ("Series A Preferred Stock") of the Issuer. The address of the principal business and principal offices of Cafoong is 21st Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong. Information relating to the directors and executive officers of Cafoong is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Cheng Chung Hing, Ricky

The principal occupation of Mr. Cheng Chung Hing, Ricky is the Chairman of the Board and President of the Issuer. The business address of Mr. Cheng is 21st Floor, Railway Plaza, 39 Chatham Road South, Tsimshatsui, Hong Kong. Mr. Cheng is a Hong Kong permanent resident. Mr. Cheng holds 60% of all of the issued and outstanding capital stock of Cafoong.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 20, 1997, Cafoong acquired all of the issued and outstanding capital stock of certain 11 British Virgin Islands companies (the "Sellers") for an aggregate purchase price of $110,000. The Sellers hold, in aggregate, 1,392,125 shares of Common Stock of the Issuer (the "Acquired Shares"). The purchase was funded by Mr. Cheng Chung Hing, Ricky and Mr. Cheng Tai Po, using their personal funds. (Mr. Cheng Tai Po owns 40% of all issued and outstanding capital stock of Cafoong and is a director of Cafoong).

On January 8, 1996, the shareholders of Man Sang International (B.V.I.) Limited, a British Virgin Islands company ("Man Sang B.V.I."), and the Issuer effected a share exchange (the "Exchange"), pursuant to which the shareholders of Man Sang B.V.I. surrendered their capital stock of Man Sang B.V.I. in exchange for shares of Common Stock and if applicable, shares of Series A Preferred Stock of the Issuer. In connection with the Exchange, Cafoong received 5,431,500 shares of Common Stock and 100,000 shares of Series A Preferred Stock, representing approximately 45.3% and 100%, respectively, of the issued and outstanding Common Stock and Series A Preferred Stock of the Issuer. The Sellers received, in aggregate, 5,568,500 shares of Common Stock of the Issuer. As Series A Preferred Stock entitles the holder thereof to a one-third voting control, Cafoong acquired the controlling interest in the Issuer. Upon the Exchange, Man Sang B.V.I. and its operating subsidiaries became direct and indirect subsidiaries of the Issuer.The acquisition of shares of Common Stock and Series A Preferred Stock was not required to be reported, as neither Common Stock nor Series A Preferred Stock was then registered under
Section 12 of the Securities Exchange Act of 1934, as amended or otherwise within the specifications under Rule13d-1(d) promulgated under that Act. Subsequent to the Exchange, the Issuer effected a 1-for-4 reverse stock split of its Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Cafoong acquired the Acquired Shares for investment purposes. The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, to the Issuer's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h)
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                                     - 6 -

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). As of the date hereof, Cafoong owns directly 1,357,875 shares of Common Stock. As the direct beneficial owner of all issued and outstanding capital stock of the Sellers, Cafoong may be deemed to have acquired indirect beneficial ownership of 1,392,125 shares of Common Stock held by the Sellers. As a result, Cafoong may be deemed to own beneficially a total of 2,750,000 shares of Common Stock, representing approximately 63.9% of the Issuer's Common Stock.

Mr. Cheng Chung Hing, Ricky is the Chairman of the Board and President of Cafoong and a direct holder of 60% of all of the issued and outstanding capital stock of Cafoong, and therefore may also be deemed to own beneficially such shares of Common Stock owned, directly or indirectly, by Cafoong.

(c) Except as described herein, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock representing more than 5% of Common Stock.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Joint Filing Agreement, dated June 27, 1997 between Cafoong and
         Mr. Cheng Chung Hing, Ricky.
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After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 1997

Cafoong Limited


By:  /s/ Cheng Chung Hing, Ricky
-----------------------------------------
Name:   Cheng Chung Hing, Ricky
Title:  Chairman



Cheng Chung Hing, Ricky


By:  /s/ Cheng Chung Hing, Ricky
-----------------------------------------
Name:   Cheng Chung Hing, Ricky
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                                   SCHEDULE A

          Directors and Executive Officers of Cafoong Limited ("Cafoong")

                                                            Present Principal

Name                          Business Address              Occupation or Employment
----                          ----------------              ------------------------

Cheng Chung Hing, Ricky       21st Floor, Railway Plaza,    Chairman of Man Sang
                              39 Chatham Road South,        Holdings, Inc.
                              Tsimshatsui, Hong Kong

Cheng Tai Po                  21st Floor, Railway Plaza,    Vice Chairman of Man
                              39 Chatham Road South,        Sang Holdings, Inc.
                              Tsimshatsui, Hong Kong